

SECURITIES AND EXCHANGE COMMISSION

07003154

AB*
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-066777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sparring Partners Capital LLC**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2458
(No. and Street)

NEW YORK	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Spar **(212) 490-6525**
(Area Code - Telephone Number)

PROCESSED

B. ACCOUNTANT IDENTIFICATION

MAR 2 1 2007

THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

80 BROAD STREET, SUITE 1901	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)



RECEIVED
FEB 2007
WASH. D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **WARREN SPAR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARRING PARTNERS CAPITAL LLC**, as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER

Title

Sworn to before me this 23rd day of February 2007



Notary Public

LAURENE MULLARKEY
Notary Public, State Of New York
No. 01MU6083875
Qualified In Orange County
Commission Expires November 25, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARRING PARTNERS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2006

SPARRING PARTNERS CAPITAL, LLC

INDEX

	Page



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Sparring Partners Capital, LLC

We have audited the accompanying statement of financial condition of Sparring Partners Capital, LLC (the "Company") as of December 31, 2006 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sparring Partners Capital, LLC as of December 31, 2006 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 8, 2007 Kaufmann, Gallucci & Grumer LLP

80 Broad Street, Suite 1901 • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

SPARRING PARTNERS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$	1,839,917
Fees receivable		1,318,775
Other assets		50,046
Total assets	$	3,208,738

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	14,340
Member's equity		3,194,398
Total liabilities and member's equity	$	3,208,738

The accompanying notes are an integral part of this financial statement.

SPARRING PARTNERS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital, LLC (the "Company") was formed as a New Jersey Limited Liability Company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. on June 15, 2005, on which date it commenced operations.

The Company's primary business activities include investment banking, merger and acquisition, and consulting services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in a bank account which, at times, may exceed federally insured limits.

NOTE 4 - INCOME TAXES

The Company is a single member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of its member owner. The Company records its allocable share of New York City Unincorporated Business Tax.

NOTE 5 - SIGNIFICANT TRANSACTIONS

The Company derived approximately 45% of its revenues from transactions on behalf of two customers.

SPARRING PARTNERS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to one durng its first year of operations and 15 to one thereafter. Net capital and aggregate indebtedness change from day to day. As of December 31, 2006, the Company had net capital of $1,825,577 which was $1,820,577 in excess of the required minimum at that date of $5,000. The Company's aggregate indebtedness to net capital was less than 1% to 1.

NOTE 8 - RELATED PARTY TRANSACTIONS

The sole member of the Company is also the owner of a related entity. During 2006, rent for the office space occupied by the Company, for which the affiliate is responsible, was paid by the Company. Rent for the year 2006 totalled approximatley $81,000.

END